Ardmore Shipping Corporation Announces Financial Results For The Three And Twelve Months Ended December 31, 2017

HAMILTON, Bermuda, Feb. 7, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and twelve months ended December 31, 2017.

Highlights and Recent Activity

  Reported a net loss of $12.5 million for the twelve months ended December 31, 2017, or $0.37 basic and diluted loss per share, as compared to a net profit of $3.7 million, or $0.12 basic and diluted earnings per share, for the twelve months ended December 31, 2016. The Company reported EBITDA (see Non-GAAP Measures section below) of $45.7 million for the twelve months ended December 31, 2017, as compared to $54.2 million for the twelve months ended December 31, 2016.
  Reported a net loss of $3.8 million for the three months ended December 31, 2017, or $0.12 basic and diluted loss per share, as compared to a net loss of $3.7 million, or $0.11 basic and diluted loss per share, for the three months ended December 31, 2016. The Company reported EBITDA (see Non-GAAP Measures section below) of $11.0 million for the three months ended December 31, 2017, as compared to $10.9 million for the three months ended December 31, 2016.
  Acquired the Ardmore Sealancer, a high-quality 47,500 Dwt MR product tanker constructed at Onomichi Dockyard Co. Ltd. in Japan in 2008. Ardmore took delivery of the vessel on January 23, 2018.
  Repurchased 1,435,654 of Ardmore's common shares for $11.1 million in the aggregate in November 2017, as part of the GA Holdings LLC secondary offering. Ardmore's repurchase price of $7.72 per share represented a significant discount to net asset value, thereby realizing substantial value for shareholders. Transaction underwriters exercised an over-allotment option in January 2018 resulting in proceeds to the Company of $2.4 million.
  Spot and pool MR tankers earned an average TCE rate of $12,975 per day for the twelve months ended December 31, 2017, including $12,131 per day in the three months ended December 31, 2017. Eco-Design chemical tankers earned an average of $11,949 per day for the twelve months ended December 31, 2017, including $13,369 per day for the three months ended December 31, 2017.
  Maintaining our dividend policy of paying out 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the fourth quarter of 2017.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"Ardmore continues to execute on its strategy in spite of soft charter market conditions. Throughout 2017, we achieved a number of key accomplishments that we believe position Ardmore to benefit from long-term trends driving the market for MR product and chemical tankers.

We completed an accretive share purchase of 1.4 million shares in the fourth quarter at a steep discount to net asset value, thus improving per share earnings power. We remain intensely focused on operating performance, cost efficiency and building value through improvements to ROIC. We are pleased to have taken delivery of the Ardmore Sealancer, a high-quality 2008 Japanese-built MR, in January 2018. With its low break-even and attractive price equating to a 30% discount to age-adjusted newbuild, we expect the vessel to boost earnings growth in an improving charter market and build value for shareholders.

The charter market was soft overall for 2017, in spite of some strength during the summer months. Nevertheless, we believe that underlying fundamentals will prevail in 2018; oil demand growth remains firm as the global economy continues to strengthen and oil inventories have declined to more normalized levels, enabling trading activity to resume and re-introducing an additional layer of tonne-mile demand for MRs. Meanwhile, MR supply growth is less than 1%, setting the stage for a potential strong and sustained charter market recovery.

With a strong balance sheet, modern fleet, low cost structure and revenue days set to increase again in 2018, we believe Ardmore is well positioned to take advantage of the anticipated charter market recovery and thus generate strong returns and value accretion for our shareholders."

Summary of Recent and Fourth Quarter 2017 Events

Fleet

Fleet Operations and Employment

The Company has 28 vessels currently in operation including the Ardmore Sealancer, comprising 22 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and seven Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the fourth quarter of 2017, the Company had 21 Eco MR tankers trading in the spot market or in pools. The Eco MR tankers, earned an average of $12,131 per day in the fourth quarter of 2017. Overall for the quarter, our 15 Eco-Design MR tankers earned $12,042 per day, and our six Eco-Mod MR tankers earned $13,163 per day.

In the first quarter of 2018, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or in pools. As of February 7, 2018, the Company has fixed approximately 45% of its total MR spot and pool revenue days for the first quarter of 2018 at approximately $13,300 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the fourth quarter of 2017, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market or in pools. During the fourth quarter of 2017, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $13,369 per day in the quarter.

In the first quarter of 2018, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market or in pools. As of February 7, 2018, the Company has fixed approximately 87% of its Eco-Design IMO 2 product / chemical tankers spot and pool revenue days for the first quarter of 2018 at approximately $12,000 per day.

Drydocking

The Company had 15 drydock days in the fourth quarter of 2017. Ardmore expects 18 scheduled drydock days in the first quarter of 2018.

Vessel Delivery and Financing

On January 23, 2018, Ardmore took delivery of its most recent vessel acquisition, the Ardmore Sealancer, a 2008 MR product tanker built at Onomichi, Japan. Upon delivery, and repositioning, the vessel commenced employment in the spot market. The vessel was partly financed under a Japan operating lease arrangement which was completed on January 30, 2018.

Ardmore completed a new $15 million revolving credit facility in October 2017, further improving its financial flexibility. The total amount drawn down on this facility to date is $11.4 million, resulting in a cash balance as at January 31, 2018 of $44.8 million.

Share Repurchase

In November 2017, Ardmore repurchased 1,435,654 of its own common shares for $11.1 million, in the aggregate, from GA Holdings LLC as part of GA Holdings' secondary offering. The repurchase price of $7.72 per share represented a significant discount to net asset value, thereby realizing substantial value for Ardmore shareholders. To facilitate an orderly execution of the secondary offering, Ardmore granted the underwriter an option to purchase additional shares of its common stock, which option the underwriter exercised in January 2018, for a total of 305,459 shares, resulting in proceeds to the Company of $2.4 million.

Dividend

Based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended December 31, 2017, in which the Company reported a loss from continuing operations of $3.8 million. The Company did not pay out dividends for the first three quarters of 2017. The Company paid out a total of $0.27 per share in dividends for the full year 2016. The Company's Board of Directors reaffirmed its intention to maintain a policy of paying out dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended December 31, 2017 and 2016

The Company reported a net loss of $3.8 million, or $0.12 basic and diluted loss per share, for the three months ended December 31, 2017, as compared to a net loss of $3.7 million, or $0.11 basic and diluted loss per share, for the three months ended December 31, 2016. For the three months ended December 31, 2017, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $11.0 million, an increase of $0.1 million from $10.9 million for the three months ended December 31, 2016.

Results for the Twelve Months Ended December 31, 2017 and 2016

The Company reported a net loss of $12.5 million, or $0.37 basic and diluted loss per share, for the twelve months ended December 31, 2017, as compared to net profit of $3.7 million, or $0.12 basic and diluted earnings per share, for the twelve months ended December 31, 2016. For the twelve months ended December 31, 2017, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $45.7 million, a decrease of $8.5 million from $54.2 million for the twelve months ended December 31, 2016.

Management's Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2017 and 2016

Revenue. Revenue for the three months ended December 31, 2017 was $47.8 million, an increase of $4.6 million from $43.2 million for the three months ended December 31, 2016.

Our average number of owned vessels remained at 27.0 for the three months ended December 31, 2017, consistent with the three months ended December 31, 2016, resulting in revenue days of 2,438 for the three months ended December 31, 2017, as compared to 2,417 for the three months ended December 31, 2016.

We had 19 and 17 vessels employed directly in the spot market as at December 31, 2017 and December 31, 2016, respectively. For spot chartering, we had 1,704 revenue days for the three months ended December 31, 2017, as compared to 1,465 for the three months ended December 31, 2016. This increase in revenue days derived from spot chartering, resulted in an increase in revenue of $5.0 million, while changes in spot rates resulted in an increase in revenue of $2.7 million.

We had eight and 10 vessels employed under time charter and pool arrangements as at December 31, 2017 and December 31, 2016, respectively. Revenue days derived from time charter and pool arrangements were 734 for the three months ended December 31, 2017, as compared to 952 for the three months ended December 31, 2016. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $2.8 million, while a decrease in pool earnings for the quarter ended December 31, 2017 resulted in a decrease in revenue of $0.3 million.

In direct spot employment, all voyage expenses are borne by Ardmore as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $17.5 million for the three months ended December 31, 2017, an increase of $4.1 million from $13.4 million for the three months ended December 31, 2016. Commissions and voyage related costs increased due to the increased number of spot revenue days for the three months ended December 31, 2017. Revenue days increased to 2,438 for the three months ended December 31, 2017, as compared to 2,417 for the three months ended December 31, 2016. For spot chartering arrangements, we had 1,704 revenue days for the three months ended December 31, 2017, as compared to 1,465 for the three months ended December 31, 2016.

TCE Rate. The average TCE rate for our fleet was $12,583 per day for the three months ended December 31, 2017, an increase of $276 per day from $12,307 per day for the three months ended December 31, 2016. The increase in average TCE rate was the result of higher spot rates for the three months ended December 31, 2017.

Vessel Operating Expenses. Vessel operating expenses were $16.1 million for the three months ended December 31, 2017, consistent with the three months ended December 31, 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,269 for the three months ended December 31, 2017, as compared to $6,531 for the three months ended December 31, 2016.

Depreciation. Depreciation expense for the three months ended December 31, 2017 was $8.6 million, an increase of $0.1 million from $8.5 million for the three months ended December 31, 2016.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended December 31, 2017 was $1.0 million, an increase of $0.3 million from $0.7 million for the three months ended December 31, 2016. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2017 were $2.5 million, an increase of $0.5 million from $2.0 million for the three months ended December 31, 2016. This increase reflects an increase in staff costs in the three months ended December 31, 2017 compared to the three months ended December 31, 2016.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2017 were $0.6 million, a decrease of $0.2 million from $0.8 million for the three months ended December 31, 2016. This reduction is due to costs savings realized by bringing our post-fixture operations in house.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest. Interest expense and finance costs for the three months ended December 31, 2017 were $5.4 million, consistent with the three months ended December 31, 2016. Cash interest expense for the three months ended December 31, 2017 increased by $0.6 million to $4.7 million, from $4.1 million for the three months ended December 31, 2016. This increase in cash interest expense is attributable to an increased average LIBOR during the three months ended December 31, 2017 compared to the three months ended December 31, 2016, as well as a change in debt structure due to our new capital leases. Amortization of deferred financing charges for the three months ended December 31, 2017 was $0.7 million, as compared to $1.3 million for the three months ended December 31, 2016. The decrease in amortization of deferred financing charges is due to the write-off of deferred finance fees for terminated credit facilities.

Liquidity

As of December 31, 2017, we had $39.5 million (December 31, 2016: $56.0 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Dec 31, 2017	Dec 31, 2016
Debt	404,423,570	453,213,106
Capital Leases	42,494,019	9,130,650
Total	446,917,589	462,343,756

Conference Call

The Company plans to have a conference call on February 7, 2018 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended December 31, 2017. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 14, 2018 at 877-344-7529 or 412-317-0088. Enter the passcode 10116752 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product / chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product / chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Dec 31, 2017	Dec 31, 2016
Current assets
Cash and cash equivalents	39,457,407	55,952,873
Receivables, trade	27,264,803	23,148,782
Working capital advances	3,100,000	3,300,000
Prepayments	1,412,875	803,003
Advances and deposits	3,015,807	3,136,362
Other receivables	-	82,636
Inventories	9,632,246	7,339,252
Total current assets	83,883,138	93,762,908

Non-current assets
Vessels and vessel equipment, net	751,816,840	785,461,415
Deferred drydock expenditure, net	4,118,168	3,232,293
Deposit for vessel acquisition	1,635,000	-
Leasehold improvements, net	446,532	488,561
Other non-current assets, net	3,640,311	697,546
Total non-current assets	761,656,851	789,879,815

TOTAL ASSETS	845,539,989	883,642,723

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	16,104,399	14,448,043
Charter revenue received in advance	-	507,780
Other payables	6,265	5,354
Accrued interest on loans	1,537,976	2,067,991
Current portion of long-term debt	37,071,548	41,827,480
Current portion of capital lease obligations	3,537,466	159,028
Total current liabilities	58,257,654	59,015,676

Non-current liabilities
Non-current portion of long-term debt	367,352,022	411,385,626
Non-current portion of capital lease obligations	38,956,553	8,971,622
Total non-current liabilities	406,308,575	420,357,248

Equity
Share capital	340,613	340,613
Additional paid in capital	405,549,986	405,279,257
Treasury stock	(15,348,909)	(4,272,477)
Accumulated (deficit) / surplus	(9,567,930)	2,922,406
Total equity	380,973,760	404,269,799

TOTAL LIABILITIES AND EQUITY	845,539,989	883,642,723

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
REVENUE
Revenue	47,766,635	43,179,031	195,935,392	164,403,938

OPERATING EXPENSES
Commissions and voyage related costs	17,537,975	13,358,580	72,737,902	37,121,398
Vessel operating expenses	16,104,102	16,109,571	62,890,401	56,399,979
Depreciation	8,645,709	8,513,101	34,271,091	30,091,237
Amortization of deferred drydock expenditure	952,818	665,018	2,924,031	2,715,109
General and administrative expenses
Corporate	2,494,822	2,049,717	11,979,017	12,055,725
Commercial and chartering	607,414	785,541	2,619,748	2,021,487
Total operating expenses	46,342,840	41,481,528	187,422,190	140,404,935

Profit from operations	1,423,795	1,697,503	8,513,202	23,999,003

Interest expense and finance costs	(5,350,638)	(5,459,297)	(21,380,165)	(17,754,118)
Interest income	109,179	57,204	436,195	164,629
Loss on disposal of vessels	-	-	-	(2,601,148)
(Loss) / profit before taxes	(3,817,664)	(3,704,590)	(12,430,768)	3,808,366

Income tax	(11,728)	16,816	(59,567)	(60,434)

Net (loss) / profit	(3,829,392)	(3,687,774)	(12,490,335)	3,747,932

(Loss) / earnings per share basic and diluted	(0.12)	(0.11)	(0.37)	0.12
(Loss) / earnings per share from continuing operations (1)	(0.12)	(0.11)	(0.37)	0.21
Weighted average number of shares outstanding, basic and diluted	33,045,043	33,575,611	33,441,879	30,141,891

(1) Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation
Unaudited Condensed Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended
	Dec 31, 2017	Dec 31, 2016
OPERATING ACTIVITIES
Net (loss) / profit	(12,490,335)	3,747,932
Non-cash items:
Depreciation	34,271,091	30,091,237
Amortization of deferred drydock expenditure	2,924,031	2,715,109
Share based compensation	457,046	1,304,325
Loss on disposal of vessels	-	2,601,148
Amortization of deferred finance charges	3,060,525	3,415,452
Changes in operating assets and liabilities:
Receivables, trade	(4,116,021)	3,040,535
Working capital advances	200,000	175,000
Prepayments	(609,872)	239,356
Advances and deposits	120,555	375,510
Other receivables	82,636	(58,683)
Inventories	(2,292,994)	(3,369,769)
Payables, trade	1,656,356	1,965,503
Charter revenue received in advance	(507,780)	(684,537)
Other payables	911	(139,578)
Accrued interest on loans	(530,015)	315,765
Deferred drydock expenditure	(3,809,906)	(3,099,805)
Net cash provided by operating activities	18,416,228	42,634,500

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(372,504)	(174,012,168)
Net proceeds from sale of vessels	-	52,656,414
Transfer to segregated account in respect of agreement to buy new vessels	(1,635,000)	-
Payments for leasehold improvements	(12,279)	(530,717)
Payments for other non-current assets	(262,468)	(424,760)
Net cash used in investing activities	(2,282,251)	(122,311,231)

FINANCING ACTIVITIES
Proceeds from long-term debt	11,092,157	110,010,000
Repayments of long-term debt	(62,691,746)	(42,208,171)
Proceeds from capital leases	33,120,000	9,245,749
Repayments of capital leases	(2,060,264)	(27,097,348)
Payments for deferred finance charges	(826,841)	(6,036,243)
Net proceeds from equity offering	-	63,927,416
Repurchase of common stock	(11,262,749)	(2,993,931)
Payment of dividend	-	(9,327,251)
Net cash (used in) / provided by financing activities	(32,629,443)	95,520,221

Net (decrease) / increase in cash and cash equivalents	(16,495,466)	15,843,491

Cash and cash equivalents at the beginning of the year	55,952,873	40,109,382

Cash and cash equivalents at the end of the year	39,457,407	55,952,873

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016

EBITDA (1)	11,022,322	10,875,622	45,708,324	54,204,201

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	12,583	12,307	12,709	14,785

Fleet operating costs per day (3)	5,888	6,158	5,914	6,017
Technical management fees per day (4)	381	373	384	388
	6,269	6,531	6,298	6,405

MR Tankers Spot & Pool TCE per day (2)	12,131	12,113	12,975	14,627

MR Tankers Eco-Design
TCE per day (2)	12,042	12,389	12,902	15,098
Vessel operating costs per day (5)	6,170	6,012	6,185	6,078

MR Tankers Eco-Mod
TCE per day (2)	13,163	11,910	12,975	14,318
Vessel operating costs per day (5)	6,641	7,062	6,597	6,688

Prod/Chem Tankers Eco-Design (25k - 37k Dwt)
TCE per day (2)	13,369	12,502	11,949	15,395
Vessel operating costs per day (5)	6,141	6,570	6,282	6,289

FLEET
Upgrades and enhancements expensed	495,388	193,966	784,697	642,782

Average number of owned operating vessels	27	26.8	27	24.1

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation
Fleet List as at February 7, 2018

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	28	1,250,019

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net (loss) / profit to EBITDA	Three months ended		Twelve months ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016

Net (loss) / profit	(3,829,392)	(3,687,774)	(12,490,335)	3,747,932
Interest income	(109,179)	(57,204)	(436,195)	(164,629)
Interest expense and finance costs	5,350,638	5,459,297	21,380,165	17,754,118
Income tax	11,728	(16,816)	59,567	60,434
Depreciation	8,645,709	8,513,101	34,271,091	30,091,237
Amortization of deferred drydock expenditure	952,818	665,018	2,924,031	2,715,109
EBITDA	11,022,322	10,875,622	45,708,324	54,204,201
Loss on disposal of vessels	-	-	-	2,601,148
ADJUSTED EBITDA	11,022,322	10,875,622	45,708,324	56,805,349

Earnings per share from continuing operations	Three months ended		Twelve months ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016

Net (loss) / profit	(3,829,392)	(3,687,774)	(12,490,335)	3,747,932
Adjust for loss on disposal of vessels	-	-	-	2,601,148
Adjusted net (loss) / profit	(3,829,392)	(3,678,774)	(12,490,335)	6,349,080

EPS from continuing operations	(0.12)	(0.11)	(0.37)	0.21
Weighted average number of shares	33,045,043	33,575,611	33,441,879	30,141,891

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com